October 7, 2009

VIA EDGAR

Mr. Jeffrey Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Antigenics Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 16, 2009

File Number 000-29089

Dear Mr. Riedler:

This letter responds to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 24, 2009, regarding the above-referenced Form 10-K of Antigenics Inc. (the “Company”, “we”, “our” or “us”). We have repeated the text of the comments by number and in bold. Where requested to provide proposed disclosure for our 2009 Form 10-K, we have underlined the additions and struck through deletions of the disclosure in our Form 10-K for the year ended December 31, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 11

1. We note your response to Comment 1 and your statement that you have been granted confidential treatment in relation to the information requested in our comment. Please note that we do not grant confidential treatment for aggregate amounts. As such, please revise the proposed disclosure for your agreements with GSK and Elan to disclose the aggregate potential milestone payments and the percentage range of royalties (for example: royalties between 10% and 15% of net sales or low single digit royalties).

In addition, it appears that the confidential treatment requests that you refer to were not subject to review. Please note that we reserve the right to reconsider our confidential treatment determinations.

Below is our currently proposed disclosure for our 2009 Form 10-K:

GSK. In July 2006, we entered into a license agreement and a supply agreement with GSK for the use of QS-21. On July 20, 2007, we executed a letter of intent with GSK amending the supply agreement to accelerate GSK’s commercial-grade QS-21 manufacturing rights.

~~Accordingly, from the effective date,~~ Pursuant to the terms of the letter agreement, GSK obtained the right to manufacture all of its requirements of commercial grade QS-21 and, upon our election, is obligated to supply us (or our affiliates, licensees, or customers) certain quantities of commercial grade QS-21 for a stated period of time. On January 16, 2009, we entered into an Amended and Restated Manufacturing Technology Transfer and Supply Agreement (the “Amended GSK supply agreement”) reflecting the provisions of the July 20, 2007 letter agreement. To date we have received $8.8 million of a potential $15.3 million in upfront and milestone payments related to these agreements. Furthermore, under both the license and the supply agreements, we are entitled to receive low single-digit royalties on net sales of resulting products for a period of at least 10 years after the first commercial sale. The agreements may be terminated by either party upon a material breach if the breach is not cured within the time specified in the agreement. The termination or expiration of the GSK license agreement does not relieve either party from any obligation which accrued prior to the termination or expiration. Among other provisions, the milestone payment obligations survive termination or expiration for any reason, and the license rights granted to GSK survive expiration of the GSK license agreement. The license rights and payment obligations of GSK under the Amended GSK supply agreement survive termination or expiration, except that GSK’s license rights and future royalty obligations do not survive if we terminate due to GSK’s material breach unless we elect otherwise.

We understand that QS-21 is a key component included in several of GSK’s proprietary adjuvant systems and that a number of GSK’s vaccine candidates currently under development are formulated using adjuvant systems containing QS-21. GSK has initiated a Phase 3 study evaluating its investigational MAGE-A3 Antigen-Specific Cancer Immunotherapeutic containing QS-21 in non-small cell lung cancer. GSK and its research partners have also released data from Phase 2 studies of its malaria vaccine candidate in African infants and young children. GSK has indicated that it intends to proceed into late stage trials of what could be the first malaria vaccine for infants and young children in Africa. ~~We will receive royalties on net sales for a period of at least 10 years after the first commercial sale under the GSK supply agreement.~~

Elan/Janssen Alzheimer’s Immunotherapy. In November 1999 we entered into license and supply agreements (the “Prior Agreements”) with ~~granted~~ Elan ~~a commercial license~~ for the use of QS-21 in research and commercialization of products. Under the terms of the Prior Agreements, Elan had the right to develop, make, have made, use, sell, offer for sale, import, and have sold Elan’s Alzheimer’s disease vaccine that contains QS-21 (“Licensed Product”), and we had the exclusive right and obligation to supply Elan with QS-21 for use in the Licensed Product. In addition, under the terms of the Prior Agreements, we were entitled to receive future milestone payments and product royalties in the event of the successful development of the Licensed Product for a period of at least 10 years after the first commercial sale of such product, if any. In 2007, Elan initiated a Phase 2 study of its vaccine. To date we have received $3 million in upfront and milestone payments related to the license agreement.

Effective September 14, 2009, we entered into an Amended and Restated License Agreement (“Amended license agreement”) with Elan. On September 17, 2009, the Amended license agreement was assigned to Janssen Alzheimer’s Immunotherapy, a subsidiary of Johnson & Johnson. Under the terms of the Amended license agreement assigned to Janssen Alzheimer Immunotherapy, they will have the right to develop, make, have made, use, sell, offer for sale, import, and have sold, the Licensed Product. In addition, pursuant to the terms of the Amended license agreement, Janssen Alzheimer Immunotherapy has the right to manufacture all of its requirements of QS-21 for use in the Licensed Product and we have no further supply obligations. Assuming all benchmarks are met under this agreement, we could receive up to $11.5 million in future milestone payments. Furthermore, under the terms of the Amended license agreement, we are entitled to receive middle single-digit royalties on net sales of Licensed Product for a period of at least 10 years after the first commercial sale of such product, if any. ~~Pursuant to the terms of the supply agreement between the parties, we (directly or through a third-party manufacturer) are Elan’s exclusive supplier of QS-21~~ Expiration or termination of the Amended license agreement is without prejudice to any rights that accrued to the benefit of the parties prior to the date of such expiration or termination. Upon expiration of the Amended license agreement, Janssen Alzheimer Immunotherapy will have a royalty-free license. Upon early termination of the Amended license agreement, Janssen Alzheimer Immunotherapy’s license rights terminate and future payment obligations do not accrue.

Executive Compensation

Annual Incentive Bonuses, page 108

2. We note your response to Comment 3 and Comments 4. Please provide proposed disclosure to be included in your 2009 Form 10-K, which identifies how the level of achievement with regard to the Company goals impacts the actual bonuses to be paid to your NEOs. For example, your 2008 disclosure should have described the level of achievement of each of the Company goals and indicated how the respective levels of achievement contributed to the Compensation Committee’s decision to provide bonus payouts at 60% of target. Your proposed disclosure for the 2009 Form 10-K should clearly indicate how the achievement of your Company goals will contribute to the Compensation Committee’s determination of the total bonus payout for 2009. If there is a specific formula relating achievement to award levels and/or weightings for your Company goals, this information should be provided. In the alternative, if there is no such formula or weighting for the Company goals, your proposed disclosure should describe how the Compensation Committee will make its bonus payout determination. Please confirm that you will disclose how the compensation committee made its bonus payout determination.

Please also confirm that you will discuss the degree of achievement of corporate goals and the NEO’s individual performance and the level of adjustment in the event that the Compensation Committee adjusts an individual NEO’s bonus payout based on individual performance.

Below is the proposed disclosure to be included in our 2009 Form 10-K, which will identify how the level of achievement of Company goals impacts the actual bonuses paid to our NEOs.

The Company’s annual goals and objectives are set at the beginning of each fiscal year and are reviewed and approved by the Board of Directors. At the end of the fiscal year our executive management prepares a status report outlining the extent to which the goals and objectives were achieved and presents that to the Compensation Committee along with a recommendation on the percentage funding level for the NEOs’ target bonus awards. The Compensation Committee evaluates the report, along with any relevant supporting documentation and considers it in the context of any change in facts or circumstances that could have impacted goal attainment throughout the year. Based on this evaluation, as well as the

Company’s available financial resources, the Compensation Committee determines the appropriate funding level for the NEOs’ target bonus payout. There is no quantifiable formula or weighting of goals. As a result, the Compensation Committee exercises discretion in establishing the funding level of the NEOs’ target bonus payout, taking into account the level of achievement of the Company goals as a whole. Once determined, the recommended bonus payout level is applied to each NEO’s target bonus percentage to establish the individual target award. The Compensation Committee may exercise further discretion to adjust the actual bonus paid to the individual NEO to recognize an extraordinary personal contribution or performance disappointment that impacted the Company’s overall performance. When exercising discretion to establish funding levels and individual awards, the Compensation Committee members apply the same standards of good faith and fiduciary duty they apply to their general responsibilities as a Committee of the Board of Directors and as individual directors.

2009 Company goals included the following:

Oncophage

•	Obtain export license from Russia for tissue shipment
•	Generate Oncophage revenues in Russia
•	Pursue conditional approval in renal cell carcinoma (RCC) in Europe
•	Complete the analysis of the survival registry for the RCC trial and determine U.S. approval pathway
•	Work with clinical investigators to advance Oncophage development in glioma with minimal or no expense to Antigenics

QS-21

•	Continue to support and optimize existing QS-21 partnerships and monitor use of QS-21 by third parties to maximize proprietary position and franchise value

General Finance and Administration

•	Reduce our net cash burn rate and optimize our existing financial and human resources
•	Generate $20 million in cash through partnership, product sales and/or financing activities
•	Work toward achieving liquidity of our common stock in the wake of the NASDAQ delisting
•	Strategically and cost effectively advance our IP position for Oncophage, our HSP technology, QS-21 and other assets

We confirm that our 2009 Form 10-K will disclose how the Compensation Committee made its bonus determination, the degree of achievement of corporate goals and the NEOs’ individual performance and the level of adjustment in the event that the Compensation Committee adjusts an individual NEO’s bonus payout based on individual performance.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter fully responds to your concerns.

Please call the undersigned at (212) 994-8200 with any questions regarding this letter.

Sincerely,

/s/ Shalini Sharp

Shalini Sharp

Chief Financial Officer

Cc:	Garo Armen, Chairman and CEO

Paul Kinsella, Ropes & Gray LLP